SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2015

Shaw Communications Inc.

(Translation of registrant’s name into English)

Suite 900, 630 – 3rd Avenue S.W., Calgary, Alberta T2P 4L4 (403) 750-4500

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☐            Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Shaw Communications Inc., has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:	October 22, 2015
Shaw Communications Inc.

By:

/s/ Vito Culmone

Vito Culmone
Executive Vice President, Finance and CFO
Shaw Communications Inc.

NEWS RELEASE

Shaw announces fourth quarter financial and operating results

Operating income before restructuring costs and amortization up 9.1% year-over-year

Calgary, Alberta (October 22, 2015) – Shaw Communications Inc. announced consolidated financial and operating results for the fourth quarter and fiscal 2015. Consolidated revenue for the quarter and fiscal year of $1.3 billion and $5.5 billion, respectively, were up 6.3% and 4.7% over the comparable periods. Total operating income before restructuring costs and amortization1 for the quarter and fiscal year of $573 million and $2.4 billion, respectively, improved 9.1% and 5.2% over the comparable periods. These results reflect the operations of ViaWest, which was acquired on September 2, 2014.

Chief Executive Officer, Brad Shaw said, “Thanks to our team of nearly 14,000 employees who continue to focus on disciplined growth and execution of our operating strategies, we have met the fiscal 2015 guidance that we set out at the beginning of the year. We continue to position our business to meet the demands of our customers and to deliver value for all our stakeholders.”

Selected Financial Highlights

	Three months ended August 31,			Year ended August 31,
(millions of Canadian dollars except per share amounts)	2015	2014	Change %	2015	2014	Change %
Operations:
Revenue	1,343	1,263	6.3	5,488	5,241	4.7
Operating income before restructuring costs and amortization [1]	573	525	9.1	2,379	2,262	5.2
Operating margin [1]	42.7%	41.6%	1.1pts	43.3%	43.2%	0.1pts
Free cash flow [1]	35	143	(75.5)	653	698	(6.4)
Net income	276	192	43.8	880	887	(0.8)
Basic earnings per share	0.57	0.40		1.80	1.84

Net income was $276 million or $0.57 per share for the fourth quarter compared to $192 million or $0.40 per share for the comparable period. This increase was driven primarily by improvement in operating income before restructuring costs and amortization and a one-time gain on the sale of spectrum licenses for advanced wireless service partially offset by an increase in amortization and income taxes. Net income for fiscal 2015 was $880 million or $1.80 per share compared to $887 million or $1.84 per share for fiscal 2014.

Free cash flow1 for the quarter and year were $35 million and $653 million, respectively, relative to $143 million and $698 million for comparable periods. Both the quarter and annual reductions were due primarily to higher capital expenditures and pension contributions, partially offset by the growth in operating income before restructuring costs and amortization.

Mr. Shaw commented, “Our financial performance has allowed us to continue investing in our growth businesses. During the quarter we introduced and deployed SmartVoice, the first in a series of connectivity solutions for our Business Network Services customers. We also announced the fall 2015 opening of our new, state-of-the-art data centres in Calgary, Alberta and Hillsboro, Oregon each offering a suite of hybrid IT solutions for business customers, including colocation, managed services, cloud computing, and security and compliance.”

The Consumer division ended the year with over 5.3 million RGUs, a year-over-year decrease of 3.8%, including the one-time loss of approximately 35,000 RGUs related to the regulatory impact eliminating the 30-day disconnect notice requirement, and a fourth quarter loss of 76,035 RGUs of which 53,076 were lost in June reflecting aggressive competitive promotional pricing.

Brad Shaw concluded, “Despite the reduction in Consumer RGUs, all of our business divisions contributed positively to year-over-year growth in both revenue and operating income. Our continued development of Shaw Go WiFi, trial of Comcast’s X1 platform and further investment in our advanced network positions us well to deliver leading network and content experiences to our highly valued customers. We have a talented and motivated group of people at Shaw, and as we begin a new year, we are more focused than ever to build on our strategic objectives of long-term growth and maximizing shareholder value.”

For fiscal 2016, Shaw is targeting operating income before restructuring costs and amortization to range between flat and low single digit growth over 2015, including the costs associated with the X1 platform. Capital investment is expected to be approximately $850 million2 for the Consumer, Business Network Services and Media divisions and approximately $130 million2 for the Business Infrastructure Services division. In fiscal 2016 we anticipate free cash flow of between $665 and $680 million, representing year-over-year growth of 2 to 4%.

Shaw Communications Inc. is a diversified communications and media company, serving 3.2 million customers through a reliable and extensive fibre network. Shaw serves consumers with broadband Internet, WiFi, Digital Phone and Video products and services. Shaw Business Network Services provides business customers Internet, data, WiFi, telephony, Video and fleet tracking services. Shaw Business Infrastructure Services offers North American enterprises colocation, cloud and managed services through ViaWest. Shaw Media provides Canadians with engaging programming content through one of Canada’s largest conventional television networks, Global Television, and 19 specialty networks including HGTV Canada, Food Network Canada, HISTORY® and Showcase. Shaw is traded on the Toronto and New York stock exchanges and is included in the S&P/TSX 60 Index (Symbol: TSX – SJR.B, NYSE – SJR). For more information, please visit www.shaw.ca.

The accompanying Management’s Discussion and Analysis (“MD&A”) forms part of this news release and the “Caution concerning forward-looking statements” applies to all forward-looking statements made in this news release.

For more information, please contact:

Shaw Investor Relations

Investor.relations@sjrb.ca

1	See definitions and discussion under Non-IFRS and additional GAAP measures section in the MD&A.
2	Assumes a Canadian to U.S. currency exchange rate of 1.31:1 on capital investments denominated in U.S. dollars

Shaw Communications Inc.

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the three and twelve months ended August 31, 2015

October 22, 2015

Advisories

The following Management’s Discussion and Analysis (“MD&A”), dated October 22, 2015, should be read in conjunction with the unaudited interim Consolidated Financial Statements and Notes thereto for the quarter ended August 31, 2015 and the 2014 Annual Consolidated Financial Statements, the Notes thereto and related MD&A included in the Company’s 2014 Annual Report. The financial information presented herein has been prepared on the basis of International Financial Reporting Standards (“IFRS”) for interim financial statements and is expressed in Canadian dollars unless otherwise indicated. References to “Shaw”, the “Company”, “we”, “us” or “our” mean Shaw Communications Inc. and its subsidiaries and consolidated entities, unless the context otherwise requires.

Caution concerning forward-looking statements

Statements included in this MD&A that are not historic constitute “forward-looking statements” within the meaning of applicable securities laws. Such statements include, but are not limited to, statements about future capital expenditures, asset dispositions, financial guidance for future performance, business strategies and measures to implement strategies, competitive strengths, and growth of Shaw’s business and operations and other goals and plans. They can generally be identified by words such as “anticipate”, “believe”, “expect”, “plan”, “intend”, “target”, “goal” and similar expressions (although not all forward-looking statements contain such words). All of the forward-looking statements made in this report are qualified by these cautionary statements.

Forward-looking statements are based on assumptions and analyses made by Shaw in light of its experience and its perception of historical trends, current conditions and expected future developments as well as other factors we believe are appropriate in the circumstances as of the current date. These assumptions include, but are not limited to, general economic conditions, interest, income tax and exchange rates, technology deployment, content and equipment costs, industry structure, conditions and stability, government regulation and the integration of recent acquisitions. Many of these assumptions are confidential.

Shaw Communications Inc.

You should not place undue reliance on any forward-looking statements. Many factors, including those not within Shaw’s control, may cause Shaw’s actual results to be materially different from the views expressed or implied by such forward-looking statements, including, but not limited to, general economic, market and business conditions; changes in the competitive environment in the markets in which Shaw operates and from the development of new markets for emerging technologies; industry trends and other changing conditions in the entertainment, information and communications industries; Shaw’s ability to execute its strategic plans; opportunities that may be presented to and pursued by Shaw; changes in laws, regulations and decisions by regulators that affect Shaw or the markets in which it operates; Shaw’s status as a holding company with separate operating subsidiaries; and other factors referenced in this report under the heading “Risks and Uncertainties”. The foregoing is not an exhaustive list of all possible factors. Should one or more of these risks materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary materially from those described herein.

The Company provides certain financial guidance for future performance as we believe that certain investors, analysts and others utilize this and other forward-looking information in order to assess the Company’s expected operational and financial performance and as an indicator of its ability to service debt and return cash to shareholders. The Company’s financial guidance may not be appropriate for this or other purposes.

Any forward-looking statement speaks only as of the date on which it was originally made and, except as required by law, Shaw expressly disclaims any obligation or undertaking to disseminate any updates or revisions to any forward-looking statement to reflect any change in related assumptions, events, conditions or circumstances.

Non-IFRS and additional GAAP measures

Certain measures in this MD&A do not have standard meanings as prescribed by IFRS and are therefore considered non-IFRS measures. These measures are provided to enhance the reader’s overall understanding of our financial performance or current financial condition. They are included to provide investors and management with an alternative method for assessing our operating results in a manner that is focused on the performance of our ongoing operations and to provide a more consistent basis for comparison between periods. These measures are not in accordance with, or an alternative to, IFRS and do not have standardized meanings. Therefore, they are unlikely to be comparable to similar measures presented by other entities.

Please refer to page 9 of this MD&A for a reconciliation of non-IFRS measures, including operating income before restructuring costs and amortization, free cash flow and accelerated capital fund.

Shaw Communications Inc.

Introduction to Shaw

Our Business

At Shaw Communications we are focused to deliver leading network and content experiences for our highly valued customers and viewers. Our business is comprised of four divisions:

•	our Consumer team connects consumers in their homes and on the go with broadband Internet, Shaw Go WiFi, video and phone

•	our Business Network Services team enables businesses to focus on their core strategies with a full suite of connectivity and managed services

•	our Business Infrastructure Services team provides hybrid IT solutions, including colocation, managed services, cloud computing and security and compliance for North American enterprises

•	our Media team delivers engaging programming to Canadians through dynamic conventional and specialty television channels along with on-line and over the top video platforms

We began reporting results for Our Consumer and Business Network Services divisions at the beginning of fiscal 2015. Until the end of fiscal 2014 these businesses were reported separately as Cable and Satellite. Our Business Infrastructure Services division was formed in September 2014 with the acquisition of hybrid IT services provider, ViaWest. Our Media business is unchanged since its acquisition in October 2010.

We are transforming the way we organize, plan and execute our business to achieve our corporate and operational strategy with a program we call “Focus to Deliver”. Since adopting this program in 2014 we have enhanced our efficiency and growth potential by ensuring business decisions are made in accordance with disciplined customer-centric criteria. We continue to advance our customer focused initiatives that include:

•	Moving forward on our technology roadmap to expand network capacity and enable the introduction of new product services, including advances we have made on our trial and other preparations for adoption of the X1 next generation video platform developed by Comcast, and our successful launch of our SmartVoice unified communications solution that integrates instant messaging, presence, email, video conferencing and a mobile application for businesses using Broadsoft’s BroadWorks platform.

•	Adding to the value of our broadband proposition by continuing to extend our network for customers on the go with Shaw Go WiFi, now with over two million devices authenticated and almost 75,000 access points providing coverage in many high traffic public spaces.

•	Growing our Business Network Services team that is realigned with a focus on selling our complete portfolio of existing and new products and services and delivering a superior end-to-end customer experience.

•	Extending our geographical and operational scale in growing hybrid IT markets with the opening of our first Canadian data centre in Calgary, Alberta and our 28th U.S. data centre in Hillsboro Oregon.

•	Evolving Media from a traditional broadcaster to a media organization with the exploration of a number of next generation advertising solutions to ensure that our advertising opportunities meet the evolving expectations of our advertising clients.

Shaw Communications Inc.

We are proud of our approximately 14,000 employees who have aligned with Focus to Deliver and a commitment to provide an exceptional network and content experiences for our customers, viewers and the communities we serve.

Selected financial and operational highlights

Financial Highlights

	Three months ended August 31,			Year ended August 31,
(millions of Canadian dollars except per share amounts)	2015	2014	Change %	2015	2014	Change %
Operations:
Revenue	1,343	1,263	6.3	5,488	5,241	4.7
Operating income before restructuring costs and amortization (1)	573	525	9.1	2,379	2,262	5.2
Operating margin (1)	42.7%	41.6%	1.1pts	43.3%	43.2%	0.1pts
Net income	276	192	43.8	880	887	(0.8)

Per share data:
Earnings per share
Basic	0.57	0.40	42.5	1.80	1.84	(2.2)
Diluted	0.57	0.40	42.5	1.79	1.84	(2.7)
Weighted average participating shares outstanding during period (millions)	473	461		468	457

Funds flow from operations (2)	384	392	(2.0)	1,637	1,524	7.4
Free cash flow (1)	35	143	(75.5)	653	698	(6.4)

(1)	See definitions and discussion under Non-IFRS and additional GAAP measures.
(2)	Funds flow from operations is before changes in non-cash working capital balances related to operations as presented in the unaudited interim Consolidated Statements of Cash Flows.

Subscriber highlights

	August 31,	August 31,	Change from third quarter 2015		Change from fourth quarter 2014
	2015	2014	2015	2014	2015	2014
Consumer
Video – Cable	1,764,523	1,867,304	(33,832)	(22,119)	(102,781)	(86,379)
Video – Satellite	811,988	850,132	(7,953)	(9,646)	(38,144)	(35,025)
Internet	1,774,374	1,761,881	265	6,673	12,493	17,564
Phone	1,027,266	1,110,708	(34,515)	(4,856)	(83,442)	(6,887)

	5,378,151	5,590,025	(76,035)	(29,948)	(211,874)	(110,727)
Business Network Services
Video – Cable	77,709	90,325	(5,483)	1,953	(12,616)	3,761
Video – Satellite	31,435	30,491	(193)	3,040	944	12,083
Internet	178,167	168,520	2,434	5,310	9,647	22,331
Phone	284,785	264,626	4,832	5,970	20,159	22,261

	572,096	553,962	1,590	16,273	18,134	60,436

	5,950,247	6,143,987	(74,445)	(13,675)	(193,740)	(50,291)

Shaw Communications Inc.

Overview

Our 2015 fourth quarter financial results represented improvements across each of the four divisions relative to the fourth quarter 2014. Highlights of the consolidated financial results are as follows:

•	Revenue for the quarter of $1.34 billion, an increase of 6.3% from $1.26 billion for the fourth quarter of 2014

•	Fourth quarter operating income before restructuring costs and amortization of $573 million, an increase of 9.1% from $525 million for the fourth quarter of 2014

•	Operating margin for the fourth quarter of 42.7%, up from 41.6% for the fourth quarter of 2014

•	Net income for the fourth quarter of $276 million, an increase of 43.8% from $192 million for the fourth quarter of 2014

•	Free cash flow for the fourth quarter of $35 million, a $108 million decrease from $143 million for the fourth quarter of 2014

•	Revenue generating unit (“RGU”) losses of 74,445 for the fourth quarter compared to losses of 13,675 for the fourth quarter of 2014

Fourth Quarter

Revenue and operating income before restructuring costs and amortization increased over the comparative quarter across all the business divisions. The improvement in consolidated revenue is primarily attributable to the acquisition of ViaWest on September 2, 2014, organic customer growth in Business Network Services as well as Consumer division rate increases introduced in fiscal 2015.

Operating income before restructuring costs and amortization of $573 million and $2.38 billion for the quarter and year, respectively, improved 9.1% and 5.2% compared to $525 million and $2.26 billion for the comparable periods. The improvement over the comparative quarter was primarily due to the acquisition of ViaWest and the Consumer division rate increases offset partially by the loss in video and phone RGUs. The current quarter also included improvements in the Media division due to increased conventional airtime revenue and Business Network Services due to strong customer growth.

Revenue and operating income before restructuring costs and amortization decreased $76 million and $70 million, respectively, over the third quarter 2015 due primarily to the Media division seasonality impact on airtime revenue.

Consumer and Business Network Services, excluding named and wholesale customers, have 5.95 million RGUs as at August 31, 2015. During the quarter, RGUs declined by 74,445 driven primarily by a video loss of 47,461 and phone losses of 29,683. The quarter experienced aggressive competitive promotional pricing particularly in June where over 53,000 consumer RGU losses occurred. These losses were partially offset by growth of 2,699 Internet RGUs in the quarter as the Company continues to focus on retaining and gaining new high value RGUs.

Fiscal 2015

On a full year basis, revenue growth in the Business Network Services division and revenue added through the new Business Infrastructure Services division were partially offset by revenue declines in the Consumer and Media divisions. The decline in Consumer revenue was primarily due to higher promotional amounts and video and phone RGU losses including the effect of the CRTC decision mandating telecommunication providers remove the 30-day cancellation notice requirement, the total of which was partially offset by rate increases that came into effect in fiscal 2015 and growth in Internet RGUs. The decrease in Media was driven by specialty channel advertising revenue declines reflecting general market softness combined with the effect of the disposition of Historia and Series+ in the prior year.

Shaw Communications Inc.

Improvements in operating income before restructuring costs and amortization were primarily attributed to the acquisition of ViaWest and Consumer division rate increases introduced in fiscal 2015 offset partially by higher programming fees and promotional discounts.

Net Income

Net income was $276 million and $880 million for the quarter and year, respectively, compared to $192 million and $887 million for the comparable periods. The changes in net income are outlined in the table below.

	August 31, 2015 net income compared to:
(millions of Canadian dollars)	Three months ended August 31, 2014	Twelve months ended August 31, 2014
Increased operating income before restructuring costs and amortization (1)	48	117
Decreased restructuring costs	3	6
Increased amortization	(40)	(131)
Increased interest expense	(9)	(17)
Change in net other costs and revenue (2)	123	4
Decreased (Increased) income taxes	(41)	14

	84	(7)

(1)	See definitions and discussion under the Non-IFRS and additional GAAP measures section.
(2)	Net other costs and revenue includes gains on sales of wireless spectrum licenses and media assets, business acquisition costs, accretion of long-term liabilities and provisions, debt retirement costs, equity loss of a joint venture, impairment of goodwill and other losses as detailed in the unaudited Consolidated Statements of Income.

Net income for the current quarter increased $84 million compared to the fourth quarter of 2014 due to improved operating income before restructuring costs and amortization of $48 million and a non-operating gain on the sale of wireless spectrum offset partially by higher amortization, interest expense and income taxes. Refer to “Other income and Expense” items for further detail on non-operating items.

For fiscal 2015 net income decreased $7 million from the prior year. The current year included higher amortization and increased interest expense partially offset by higher operating income before restructuring costs and amortization and lower income taxes. Net other costs and revenue in both years was impacted by various items including gains on sales of wireless spectrum licenses and media assets as well as write-downs of various assets while the current year also included an equity loss in a joint venture, an impairment charge for goodwill and distributions received from a venture capital fund investment.

Free cash flow of $35 million for the quarter compares to $143 million for the comparative quarter, the decrease primarily the result of higher capital investment, pension contributions and cash taxes paid or payable. Free cash flow for fiscal 2015 of $653 million reflects a $45 million decrease from $698 million last year due primarily to the aforementioned items, partially offset by the growth in operating income before restructuring costs and amortization.

Shaw Communications Inc.

Focus to Deliver

With the adoption in 2014 of a program we call “Focus to Deliver” we transformed the way we organize, plan and execute our business to achieve our corporate and operational strategy. The program is designed to enhance our efficiency and growth potential by ensuring business decisions are made in accordance with disciplined customer-centric criteria. As a result, all aspects of our operations, including resource allocation, are prioritized for their impact on our valued customers and viewers.

In 2014 the Company addressed the structure of its operating divisions to improve overall efficiency while enhancing its ability to grow as a leading network and content experience company. The restructure affected approximately 400 management and non-customer facing roles.

In 2015 the Company continued the initiative and completed the realignment of its customer care operations into centres of expertise in order to improve the end-to-end customer service experience. Through further organizational realignment efforts, the Company restructured certain functions within Business Network Services. The two realignments affected approximately 1,600 employees Company wide. In the third quarter, the Media division announced organizational changes as it continued optimization to best compete in the evolving media landscape. The evolution from a traditional broadcaster to a media organization reflects the focus to encompass all types of content across all platforms, engaging and monetizing audiences in the rapidly changing industry. Approximately 100 roles were eliminated and 45 new roles created. As a result of these restructurings, the Company incurred costs of $52 million and $58 million, respectively, in fiscal 2015 and 2014.

Outlook

For fiscal 2016, the Company is targeting operating income before restructuring costs and amortization to range between flat and low single digit growth over 2015, including the costs associated with the X1 platform.

Capital investment is expected to be approximately $850 million for the Consumer, Business Network Services and Media divisions and approximately $130 million for the Business Infrastructure Services division. The Company assumed a Canadian to U.S. currency exchange rate of 1.31:1 on capital investments denominated in U.S. currency.

In fiscal 2016 the Company anticipates free cash flow to be between $665 and $680 million, representing a year-over-year growth of 2 to 4%.

See “Caution concerning forward-looking statements”.

Non-IFRS and additional GAAP measures

The Company’s continuous disclosure documents may provide discussion and analysis of non-IFRS financial measures. These financial measures do not have standard definitions prescribed by IFRS and therefore may not be comparable to similar measures disclosed by other companies. The Company’s continuous disclosure documents may also provide discussion and analysis of additional GAAP measures. Additional GAAP measures include line items, headings, and sub-totals included in the financial statements.

Shaw Communications Inc.

The Company utilizes these measures in making operating decisions and assessing its performance. Certain investors, analysts and others, utilize these measures in assessing the Company’s operational and financial performance and as an indicator of its ability to service debt and return cash to shareholders. The non-IFRS financial measures and additional GAAP measures have not been presented as an alternative to net income or any other measure of performance required by IFRS.

Below is a discussion of the non-IFRS financial measures and additional GAAP measures used by the Company and provides a reconciliation to the nearest IFRS measure or provides a reference to such reconciliation.

Operating income before restructuring costs and amortization

Operating income before restructuring costs and amortization is calculated as revenue less operating, general and administrative expenses. It is intended to indicate the Company’s ongoing ability to service and/or incur debt, and therefore it is calculated before one-time items such as restructuring costs, amortization (a non-cash expense) and interest. Operating income before restructuring costs and amortization is also one of the measures used by the investing community to value the business.

	Three months ended August 31,		Year ended August 31,
(millions of Canadian dollars)	2015	2014	2015	2014
Operating income	345	334	1,432	1,439
Add back (deduct):
Restructuring costs	2	5	52	58
Amortization:
Deferred equipment revenue	(20)	(19)	(78)	(69)
Deferred equipment costs	41	39	164	142
Property, plant and equipment, intangibles and other	205	166	809	692

Operating income before restructuring costs and amortization	573	525	2,379	2,262

Operating margin

Operating margin is calculated by dividing operating income before restructuring costs and amortization by revenue.

Free cash flow

The Company utilizes this measure to assess the Company’s ability to repay debt and return cash to shareholders.

Free cash flow is calculated as operating income before restructuring costs and amortization, less interest, cash taxes paid or payable, capital expenditures (on an accrual basis and net of proceeds on capital dispositions and adjusted to exclude amounts funded through the accelerated capital fund) and equipment costs (net), adjusted to exclude share-based compensation expense, less cash amounts associated with funding the new and assumed CRTC benefit obligations related to the acquisition of Shaw Media as well as excluding non-controlling interest amounts that are consolidated in the operating income before restructuring costs and amortization, capital expenditure and cash tax amounts. Free cash flow also includes changes in receivable related balances with respect to customer equipment financing transactions as a cash item, and is adjusted for recurring cash funding of pension amounts net of pension expense. Dividends paid on the Company’s Cumulative Redeemable Rate Reset Preferred Shares are also deducted.

Free cash flow has not been reported on a segmented basis. Certain components of free cash flow, including operating income before restructuring costs and amortization, CRTC benefit obligation funding and non-controlling interest amounts, continue to be reported on a segmented basis. Capital expenditures

Shaw Communications Inc.

and equipment costs (net) are reported on a combined basis for Consumer and Business Network Services due to the common infrastructure while Business Infrastructure Services and Media are separately reported. Other items, including interest and cash taxes, are not generally directly attributable to a segment, and are reported on a consolidated basis.

Free cash flow is calculated as follows:

	Three months ended August 31,			Year ended August 31,
(millions of Canadian dollars)	2015	2014 (3)	Change %	2015	2014 (3)	Change %
Revenue
Consumer	938	936	0.2	3,752	3,768	(0.4)
Business Network Services	133	124	7.3	520	484	7.4
Business Infrastructure Services	68	—	n/a	246	—	n/a
Media	232	231	0.4	1,080	1,096	(1.5)

	1,371	1,291	6.2	5,598	5,348	4.7
Intersegment eliminations	(28)	(28)	—	(110)	(107)	2.8

	1,343	1,263	6.3	5,488	5,241	4.7

Operating income before restructuring costs and amortization (1)
Consumer	434	421	3.1	1,686	1,669	1.0
Business Network Services	67	63	6.3	256	240	6.7
Business Infrastructure Services	24	—	n/a	95	—	n/a
Media	48	41	17.1	342	353	(3.1)

	573	525	9.1	2,379	2,262	5.2

Capital expenditures and equipment costs (net):(2)
Consumer and Business Network Services	300	294	2.0	954	1,077	(11.4)
Business Infrastructure Services	70	—	n/a	152	—	n/a
Media	8	11	(27.3)	16	18	(11.1)

	378	305	(23.9)	1,122	1,095	2.5
Accelerated capital fund investment (1)	(59)	(79)	(25.3)	(150)	(240)	(37.5)

	319	226	41.1	972	855	13.7

Free cash flow before the following	254	299	(15.1)	1,407	1,407	—
Less:
Interest	(71)	(62)	14.5	(281)	(264)	6.4
Cash taxes	(105)	(78)	34.6	(375)	(359)	4.5
Other adjustments:
Non-cash share-based compensation	1	1	—	4	3	33.3
CRTC benefit obligation funding	(12)	(16)	(25.0)	(31)	(58)	(46.6)
Non-controlling interests	(5)	(6)	(16.7)	(26)	(31)	(16.1)
Pension adjustment	(27)	3	>100.0	(45)	(5)	>100.0
Customer equipment financing	3	5	(40.0)	13	18	(27.8)
Preferred share dividends	(3)	(3)	—	(13)	(13)	—

Free cash flow	35	143	(75.5)	653	698	(6.4)

Operating margin (1)
Consumer	46.3%	45.0%	1.3pts	44.9%	44.3%	0.6pts
Business Network Services	50.4%	50.8%	(0.4)pts	49.2%	49.6%	(0.4)pts
Business Infrastructure Services	35.3%	—	n/a	38.6%	—	n/a
Media	20.7%	17.7%	3.0pts	31.7%	32.2%	(0.5)pts

(1)	See definitions and discussion under Non-IFRS and additional GAAP measures.
(2)	Per Note 3 to the unaudited interim Consolidated Financial Statements.
(3)	Restated to reflect the change in segment reporting whereby residential and enterprise services that were included in the Cable and Satellite segments are now realigned into new Consumer and Business Network Services segments.

Shaw Communications Inc.

Accelerated capital fund

In fiscal 2013, the Company established a notional fund, the accelerated capital fund, of up to $500 million with proceeds received, and to be received, from several strategic transactions. The accelerated capital initiatives were funded through this fund and not cash generated from operations. Key investments included the Calgary data centres, further digitization of the network and additional bandwidth upgrades, expansion of Shaw Go WiFi, and additional innovative product offerings related to Shaw Go WiFi and other applications to provide an enhanced customer experience. Approximately $110 million was invested in fiscal 2013, $240 million in fiscal 2014 and $150 million in fiscal 2015.

Discussion of operations

Consumer

	Three months ended August 31,			Year ended August 31,
(millions of Canadian dollars)	2015	2014	Change %	2015	2014	Change %
Revenue	938	936	0.2	3,752	3,768	(0.4)
Operating income before restructuring costs and amortization (1)	434	421	3.1	1,686	1,669	1.0

Operating margin (1)	46.3%	45.0%	1.3pts	44.9%	44.3%	0.6pts

(1)	See definitions and discussion under Non-IFRS and additional GAAP measures.

Consumer revenue for the current quarter of $938 million was up 0.2% compared to the same period last year. The impact of customer rate increases was almost fully offset by lower video and phone RGUs and higher promotional discounts. For the year, revenue of $3.75 billion declined 0.4% compared to last year. The effect of rate increases and growth in Internet RGUs was offset by higher promotional discounts, lower On-Demand revenues and lower video and phone RGUs.

During the quarter Consumer RGUs declined by 76,035 of which phone lines decreased 34,515, cable video and Satellite video RGUs declined 33,832 and 7,953, respectively, and Internet customers increased marginally by 265 RGUs. The decline in consumer RGUs in the quarter was impacted by aggressive competitive promotions, the economic downturn in Alberta and phone losses resulting from the continued unbundling of service offerings.

Operating income before restructuring costs and amortization for the quarter of $434 million increased 3.1% relative to the comparable period, while the annual amount of $1.69 billion was up 1.0%. Improvements in the fourth quarter and year-to-date were primarily driven by rate increases partially offset by lower video and phone RGUs, higher programming fees and promotional discounts.

In the fourth quarter, revenue and operating income before restructuring costs and amortization decreased $12 million and $4 million, respectively, over the third quarter 2015 due primarily to lost video and phone RGUs offset partially by rate increases implemented late in the fourth quarter.

Full year amounts also include the effect of implementing the CRTC decision that mandated telecommunication providers no longer require customers to provide a minimum 30 day cancellation notice. The estimated impact on revenue and operating income before restructuring costs and amortization for the 7.5 months since the decision is a reduction of approximately $13 million and $10 million, respectively.

During the current quarter the Company completed the second phase of the Digital Network Upgrade (“DNU”) project in the Vancouver region. This second phase converts all remaining video signals to digital and allows the Company to double downstream capacity in the Vancouver market contributing to an enhanced network and providing opportunity for future bandwidth growth. The Company will

Shaw Communications Inc.

continue with its DNU project through fiscal 2016 focusing on its other larger markets and enhancement projects in existing markets. Also during the current quarter the Company successfully completed the most recent phase of its previously announced contact centre restructuring on seven centres of expertise to improve customer experience and generate efficiencies. In fiscal 2016, the Calgary contact centre will be closed to complete the final phase of the project.

Business Network Services

	Three months ended August 31,			Year ended August 31,
(millions of Canadian dollars)	2015	2014	Change %	2015	2014	Change %
Revenue	133	124	7.3	520	484	7.4
Operating income before restructuring costs and amortization (1)	67	63	6.3	256	240	6.7

Operating margin (1)	50.4%	50.8%	(0.4)pts	49.2%	49.6%	(0.4)pts

(1)	See definitions and discussion under Non-IFRS and additional GAAP measures.

Revenue of $133 million and $520 million for the quarter and year was up 7.3% and 7.4%, respectively, over the comparable periods primarily due to the continued customer growth in each the small to medium businesses and large enterprise markets.

Operating income before restructuring costs and amortization of $67 million and $256 million for the quarter and year improved 6.3% and 6.7%, respectively, over the comparable periods due to higher revenue driven by customer growth, partially offset by various expense increases primarily related to employee growth in support of operational initiatives as well as certain administrative costs.

In the fourth quarter, revenue and operating income before restructuring costs and amortization improved $2 million and $4 million, respectively, over the third quarter 2015, due primarily to customer growth and lower various administrative costs.

During the current quarter the Company successfully launched a new phone product, “SmartVoice”, which provides a unified communications solution to small businesses that has typically been reserved for large scale enterprise organizations. This service improves productivity by allowing employees to collaborate seamlessly across their desk phones, mobile devices and computers in the office, at a client’s business, from home and elsewhere. In addition, the Company also launched “Managed Hotel WiFi” utilizing proven Cisco technology to provide a cloud based WiFi product that is a fully managed solution for the hospitality market.

Business Infrastructure Services

	Three months ended August 31,	Year ended August 31,
(millions of Canadian dollars)	2015	2015
Revenue	68	246
Operating income before restructuring costs and amortization (1)	24	95

Operating margin (1)	35.3%	38.6%

(1)	See definitions and discussion under Non-IFRS and additional GAAP measures.

On September 2, 2014, the Company acquired ViaWest, then one of the largest privately held providers of hybrid IT solutions in North America. Through this acquisition, Shaw gained significant capabilities, scale and immediate expertise in the growing marketplace for enterprise data services.

Revenue for the quarter and year was $68 million and $246 million, respectively, while operating income before restructuring costs and amortization was $24 million and $95 million. For information purposes, on a US dollar basis and excluding the impact of acquisition related costs, operating income before restructuring costs and amortization grew 10.6% on a full year basis over the comparable period.

Shaw Communications Inc.

In the fourth quarter, revenue increased 7% over the third quarter 2015 due primarily to customer growth and the favourable impact of foreign exchange while operating income before restructuring costs and amortization was comparable in both periods with an increase in revenues offset by an increase in employee related costs.

ViaWest continues to experience solid demand for its hybrid IT solutions and cloud services and recently announced the launch of cloud recovery service enabling cloud-based backup and replication to further serve the growing IT infrastructure needs of existing and future customers. During the quarter, ViaWest acquired AppliedTrust, which provides managed services with a focus on IT security. The acquisition of AppliedTrust had minimal effect on operating results for the quarter. Also in the quarter, the Company announced the fall 2015 opening of two new facilities, the Hillsboro, Oregon flagship facility with over 50,000 square feet of space and the Calgary, Alberta facility.

Media

	Three months ended August 31,			Year ended August 31,
(millions of Canadian dollars)	2015	2014	Change %	2015	2014	Change %
Revenue	232	231	0.4	1,080	1,096	(1.5)

Operating income before restructuring costs and amortization (1)	48	41	17.1	342	353	(3.1)

Other adjustments:
CRTC benefit obligation funding	(12)	(16)	(25.0)	(31)	(58)	(46.6)
Non-controlling interests	(5)	(6)	(16.7)	(26)	(31)	(16.1)

Operating margin (1)	20.7%	17.7%	3.0pts	31.7%	32.2%	(0.5)pts

(1)	See definition and discussion under Non-IFRS and additional GAAP measures.

Revenue and operating income before restructuring costs and amortization for the quarter was $232 million and $48 million, respectively, compared to $231 million and $41 million last year. The revenue increase was driven primarily by higher subscriber revenues. The improvement in operating income before restructuring costs and amortization was primarily due to the higher subscriber revenues combined with lower programming, employee related, advertising and promotional costs.

For the year, revenue of $1.08 billion and operating income before restructuring costs and amortization of $342 million compared to $1.10 billion and $353 million, respectively, for the prior year. The revenue decline was primarily due to reduced advertising revenues on Media’s specialty channels and the effect of the disposition in the prior year of Historia and Series+, partially offset by increased conventional airtime, subscriber and other revenues. Operating income before restructuring costs and amortization declined due to the revenue decrease and was partially offset by lower employee related, advertising, promotion and various other costs. The prior full year period benefited by $6 million related to Historia and Series+ and $6 million related to a distant signal retransmission royalty adjustment while fiscal 2015 included $12 million of transactions with shomi.

In the fourth quarter, revenue and operating income before restructuring costs and amortization decreased $71 million and $69 million, respectively, over the third quarter 2015 due largely to the seasonality of the Media business. The fourth quarter falls in the summer months of low demand compared with the third quarter where the spring viewing season generates high demand for airtime.

Shaw Communications Inc.

In the quarter, Global continued to deliver solid programming results leading in the top 10 program rankers nationally and in major markets, finishing the summer with 6 of the top 10 nationally. The results are driven by the long standing franchise Big Brother along with the Canadian hit Rookie Blue, and Under the Dome. Fall programming includes new Global shows Supergirl, Heroes Reborn, Limitless, and the Late Show with Stephen Colbert along with returning viewer favourites including the NCIS franchise, The Blacklist, Hawaii Five-O, Survivor, Madame Secretary and The Good Wife.

The Company’s Specialty channels also delivered solid rating results this past summer with an overall growth in audience of 5% (in the adult 25-54 age segment) year-over-year with increases seen across both analog and digital channels. Media’s portfolio maintains a solid position in the channel rankers with 6 of the Top 20 channels. National Geographic which continues to rank #1 in the digital channels ranks within the Top 20 of all specialty channels. The fall programming launched with a strong stable of returning shows along with new programming that includes Forged in Fire on History, Mr. Robot on Showcase, Tiny House Big Living on HGTV, along with Chef in Your Ear and Camp Cutthroat on Food Network.

Global News continues to retain the number one position in the western markets. Continued focus on online and mobile audiences has delivered growth in both page and video views of 27% and 50%, respectively. The Company continues to deliver news in a more efficient manner with the consolidation of our production of national and international segments for the morning news shows and has implemented a streamlined process to deliver local late night and weekend newscasts into all markets.

Capital expenditures and equipment costs

	Three months ended August 31,			Year ended August 31,
(millions of Canadian dollars)	2015	2014	Change %	2015	2014	Change %
Consumer and Business Network Services
New housing development	28	27	3.7	106	94	12.8
Success based	80	70	14.3	284	312	(9.0)
Upgrades and enhancements	135	83	62.7	353	364	(3.0)
Replacement	14	14	—	35	49	(28.6)
Buildings and other	43	100	(57.0)	176	258	(31.8)

Total as per Note 3 to the unaudited interim consolidated financial statements	300	294	2.0	954	1,077	(11.4)

Business Infrastructure Services
Total as per Note 3 to the unaudited interim consolidated financial statements	70	—	n/a	152	—	n/a

Media
Broadcast and transmission	2	7	(71.4)	8	10	(20.0)
Buildings and other	6	4	50.0	8	8	—

Total as per Note 3 to the unaudited interim consolidated financial statements	8	11	(27.3)	16	18	(11.1)

Consolidated total as per Note 3 to the unaudited interim consolidated financial statements (1)	378	305	(23.9)	1,122	1,095	2.5

(1)	The three and twelve months ended August 31, 2015 include $59 million (2014 - $79 million) and $150 million (2014 - $240 million), respectively, related to certain capital investments that were funded from the accelerated capital fund as defined under Non-IFRS and other GAAP measures.

Capital investment was $378 million and $1.12 billion in the current quarter and year, respectively, and included $59 million and $150 million, respectively, of investment funded through the accelerated capital fund. Capital investment for the comparable periods was $305 million and $1.10 billion and included $79 million and $240 million, respectively, of investment funded through the accelerated capital fund. The accelerated capital fund initiatives which are now complete, included investment on new internal and external Calgary data centres, increasing network capacity, next generation video delivery systems, back office infrastructure upgrades, and expediting the WiFi infrastructure build.

Shaw Communications Inc.

Consumer and Business Network Services

Success-based capital for the quarter and year of $80 million and $284 million, respectively, was up by $10 million and lower by $28 million relative to the comparable periods. The current quarter increase was primarily driven by the timing of delivery of advanced Internet WiFi modem purchases, offset by reduced costs related to the deployment of Cable video rental units and lower gross customer additions, and reduced Satellite video set-top-box activations for new and existing customers driven by the termination of the Satellite rental program, and lower phone installation activity. The full year decline was due to the aforementioned Cable and Satellite video reductions, and lower phone activity, partially offset by higher advanced Internet WiFi modem purchases and increased installations. Both periods continue to reflect the benefits of strategic sourcing and reverse logistics improvements.

For the quarter and year investment in the combined upgrades and enhancement and replacement categories was $149 million and $388 million, respectively, an increase of $52 million in the quarter and a decrease of $25 million for the year over the comparable periods. The increase was primarily due to timing of investment in the core network including significant bandwidth and upgrade programs, next generation video delivery platforms necessary to support the rollout of advanced guide and mobile content experiences, together with investment in Business Network Services equipment necessary to meet customer growth and launch next generation managed Internet and WiFi customer solutions. The full year spend was down mainly due to timing of investment in next generation video delivery systems, combined with lower spend in video, voice and mainline and drop upgrades. These favourable variances were partially offset by increased investment in the aforementioned initiatives incurred in the current quarter related to bandwidth upgrades, and Business Network Services growth.

Investment in buildings and other of $43 million and $176 million for the quarter and year was down $57 million and $82 million, respectively, compared to the comparable periods. The decrease relates to lower current period spend on the new internal data centre and Shaw Court refurbishment expenditures, partially offset by timing of investment on back office infrastructure upgrades.

New housing development capital investment was up $1 million over the comparable quarter and $12 million over the comparable year. The annual increase was due to timing of spend on mainline expansion and continued activity in new housing starts for single and multifamily developments in western Canada.

Business Infrastructure Services

Capital investment of $70 million and $152 million for the quarter and year, respectively, is primarily related to growth related capital investment in core infrastructure and equipment to deploy customer solutions. The amounts include $24 million for the quarter and $39 million for the full year related to investment in Canada.

During the quarter Business Infrastructure Services completed construction of its new facility in Hillsboro, Oregon and continued construction on the new flagship facility in Calgary, Alberta expected to be completed in early fall 2015. Each of these facilities will offer a comprehensive suite of infrastructure services, including colocation, cloud and other managed services.

Media

Capital investment continued on various projects in the quarter and included upgrading production equipment, infrastructure and facility investments. Capital investment for the quarter and annual period was $8 million and $16 million, respectively, compared to $11 million and $18 million for the comparable periods.

Shaw Communications Inc.

Supplementary quarterly financial information

Quarter	Revenue	Operating income before restructuring costs and amortization (1)	Net income attributable to equity shareholders	Net income (2)	Basic and diluted earnings per share
(millions of Canadian dollars except per share amounts)
2015
Fourth	1,343	573	272	276	0.57
Third	1,419	643	202	209	0.42
Second	1,337	557	163	168	0.34
First	1,389	606	219	227	0.46
2014
Fourth	1,263	525	187	192	0.40
Third	1,342	601	219	228	0.47
Second	1,274	528	215	222	0.46
First	1,362	608	236	245	0.51

(1)	See definition and discussion under Non-IFRS and additional GAAP measures.
(2)	Net income attributable to both equity shareholders and non-controlling interests

Quarterly revenue and operating income before restructuring costs and amortization are primarily affected by the seasonality of the Media division and fluctuate throughout the year due to a number of factors including seasonal advertising and viewing patterns. Typically, the Media division has higher revenue in the first quarter driven by the fall launch of season premieres and high demand and the third quarter is affected by season finales and mid-season launches. Advertising revenue typically declines in the summer months of the fourth quarter when viewership is generally lower. The first quarter of the current year was also affected by the addition of the new Business Infrastructure Services division with the acquisition of ViaWest on September 2, 2014.

In the fourth quarter of 2015, net income increased by $67 million due to improved net other revenue items of $190 million and lower restructuring costs of $10 million, partially offset by lower operating income before restructuring costs and amortization of $70 million and higher income tax expense of $57 million. The improvement in net other revenue items was due to the combined effects of the gain on the sale of the wireless spectrum licenses of $158 million and a write-down of $27 million in respect of a private portfolio investment in the fourth quarter and the $59 million net charge arising in the third quarter related to an impairment of goodwill, write-down of IPTV assets and proceeds received on the Shaw Court insurance claim.

In the third quarter of 2015, net income increased $41 million due to higher operating income before restructuring costs and amortization of $86 million, lower restructuring costs of $26 million and $11 million of proceeds related to the Shaw Court insurance claim, partially offset by a charge for impairment of goodwill of $15 million and write-down of IPTV assets of $55 million as well as the distributions received from a venture capital fund in the second quarter. The impairment of goodwill was in respect of the Tracking operations in the Business Network Services division and was a result of the Company’s annual impairment test of goodwill and indefinite-life intangibles in the third quarter. The write-down of IPTV assets was a result of the Company’s decision to work with Comcast to begin technical trials of their cloud-based X1 platform.

In the second quarter of 2015 net income decreased $59 million due to lower operating income before restructuring costs and amortization of $49 million and restructuring expenses of $38 million partially offset by net other revenue items of $29 million due to aforementioned venture capital fund distributions.

Shaw Communications Inc.

In the first quarter of 2015, net income increased $35 million due to higher operating income before restructuring costs and amortization of $81 million, partially offset by increases in amortization of $35 million and net other costs of $17 million. The increase in net other costs was primarily due to an equity loss of $13 million in respect of the Company’s 50% interest in shomi, a new subscription video-on-demand service launched in the first quarter.

In the fourth quarter of 2014, net income decreased $36 million primarily due to lower operating income before restructuring costs and amortization of $76 million, partially offset by the effect of the restructuring announced during the previous quarter. In the third quarter of 2014, net income increased $6 million due to higher operating income before restructuring costs and amortization of $73 million and lower interest and amortization expense totaling $25 million, partially offset by restructuring expenses of $53 million and reduction in net other revenue items of $41 million. The reduction in net other revenue items was primarily due to the gain on sale of media assets of $49 million net of the $8 million of debt retirement costs recorded in the second quarter. In the second quarter of 2014, net income decreased $23 million due to lower operating income before restructuring costs and amortization of $80 million and increased amortization of $8 million, partially offset by an improvement in net other non-operating items of $36 million due to the aforementioned gain on sale of media assets net of debt retirement costs, and lower income tax expense of $24 million. As a result of the aforementioned changes in net income, basic and diluted earnings per share have trended accordingly.

Other income and expense items

Restructuring costs

The Company recorded restructuring costs of $58 million in fiscal 2014 associated with the approximately 400 management and non-customer facing roles which were eliminated by organizational changes in that year.

During the second quarter of the current year, the Company announced a realignment of its customer care operations in the Consumer division into centres of excellence to enhance customer service, and continued its organizational structure realignment efforts including further restructuring of certain functions within its Business Network Services division. In the third quarter, the media segment undertook organizational changes as it redefines itself from a traditional broadcaster to the broader focus of a media organization. The restructuring costs in the current quarter are a result of revisions to the initial estimated cost of the realignment of the customer care operations. In connection with the continued restructurings, the Company recorded a total of $52 million in the year primarily related to severance and employee related costs in respect of the approximate 1,700 affected employees. As a result of these restructurings, the Company expects to realize aggregate annual cost savings, net of new hires to support the restructured operations, of approximately $75 million. These efficiencies will phase in through fiscal 2016 and be fully realized in fiscal 2017.

Shaw Communications Inc.

Amortization

	Three months ended August 31,			Year ended August 31,
(millions of Canadian dollars)	2015	2014	Change %	2015	2014	Change %
Amortization revenue (expense)
Deferred equipment revenue	20	19	5.3	78	69	13.0
Deferred equipment costs	(41)	(39)	5.1	(164)	(142)	15.5
Property, plant and equipment, intangibles and other	(205)	(166)	23.5	(809)	(692)	16.9

Amortization of deferred equipment revenue and deferred equipment costs increased over the comparable year primarily due to the impact of the fluctuation in the sales mix of equipment, timing and volume of sales and amortization periods for amounts in respect of customer premise equipment, as well as changes in customer pricing on certain equipment.

Amortization of property, plant and equipment, intangibles and other increased over the comparable periods due primarily to amortization for ViaWest which was acquired on September 2, 2014.

Amortization of financing costs and Interest expense

	Three months ended August 31,			Year ended August 31,
(millions of Canadian dollars)	2015	2014	Change %	2015	2014	Change %
Amortization of financing costs – long-term debt	1	—	n/a	4	3	33.3
Interest expense	72	63	14.3	283	266	6.4

Interest expense increased over the comparable quarter due to the inclusion of ViaWest’s debt and the drawdown of US$330 million on the Company’s credit facility to partially finance the acquisition of ViaWest on September 2, 2014. For the year, the effect of ViaWest’s debt and the drawdown for the ViaWest acquisition was partially offset by the combination of a lower average cost of corporate borrowings and an increase in capitalized interest.

Business acquisition costs

During the current year, the Company incurred $6 million of acquisition related costs for professional fees paid to lawyers, consultants and advisors in respect of the acquisition of ViaWest.

Accretion of long-term liabilities and provisions

The Company records accretion expense in respect of the discounting of certain long-term liabilities and provisions which are accreted to their estimated value over their respective terms. The expense is primarily in respect of CRTC benefit obligations.

Equity loss of a joint venture

The Company recorded an equity loss of $13 million and $56 million, respectively, for the quarter and year related to its interest in shomi, the subscription video-on-demand service launched in early November 2014. The equity loss includes amounts in respect of the development and launch of the business.

Gain on sale of wireless spectrum licenses

During the quarter, Rogers Communications Inc. exercised its option to acquire the Company’s AWS spectrum as announced in January 2013. Previously the Company received $50 million in respect of the purchase price of the option to acquire wireless spectrum licenses and a $200 million deposit in respect of the option exercise price. The Company received an additional $100 million when the transaction completed and recorded a gain of $158 million.

Shaw Communications Inc.

Impairment of goodwill

As a result of the Company’s annual impairment test of goodwill and indefinite-life intangibles, an impairment charge of $15 million was recorded in the third quarter with respect to the Tracking operations in the Business Network Services division.

Other losses

This category generally includes realized and unrealized foreign exchange gains and losses on U.S. dollar denominated current assets and liabilities, gains and losses on disposal of property, plant and equipment and minor investments, and the Company’s share of the operations of Burrard Landing Lot 2 Holdings Partnership (“Partnership”). In the current year, the category also includes a write-down of $6 million in respect of the property classified as held for sale, distributions of $27 million from a venture capital fund investment, a write-down of $27 million in respect of a private portfolio investment and additional proceeds of $15 million related to the fiscal 2012 Shaw Court insurance claim while the comparative year includes a refund of $5 million from the Canwest CCAA plan implementation fund and proceeds of $6 million in respect of the aforementioned insurance claim. In addition, the current and prior year include asset write-downs of $55 million and $6 million, respectively. The write-down in the current year relates to assets in respect to development of a certain Internet Protocol Television (“IPTV”) platform which the Company has now abandoned.

Income taxes

Income taxes were lower in the current year mainly due to lower income before income taxes.

Financial position

Total assets were $14.6 billion at August 31, 2015 compared to $13.2 billion at August 31, 2014. Following is a discussion of significant changes in the consolidated statement of financial position since August 31, 2014. The impact of the acquisition of ViaWest includes the ongoing effects of foreign exchange differences arising on translation of those U.S. operations subsequent to acquisition.

Current assets decreased $324 million due to decreases in cash of $239 million, inventories of $59 million and accounts receivable of $25 million. Cash decreased as the cash outlay for investing activities, including the acquisition of ViaWest, exceeded the funds provided by financing and operating activities. Accounts receivable decreased due to lower subscriber and advertising receivables as a result of timing of collections, partially offset by the effect of the acquisition of ViaWest while inventories were lower due to timing of equipment purchases and supply chain efficiencies.

Investments and other assets increased $37 million mainly due to the Company’s interest in shomi.

Property, plant and equipment increased $568 million due to the acquisition of ViaWest as well as current year capital investment in excess of amortization. Other long-term assets decreased $24 million due to lower deferred equipment costs. Intangibles and goodwill increased $1.1 billion due to the acquisition of ViaWest, partially offset by the sale of the wireless spectrum licenses.

Current liabilities increased $542 million due to increases in accounts payable and accrued liabilities of $59 million and current portion of long-term debt of $608 million, partially offset by a decline in income

Shaw Communications Inc.

taxes payable of $146 million. Accounts payable and accrued liabilities increased due to timing of payment and fluctuations in various payables including capital expenditures as well as the effect of the ViaWest acquisition. The current portion of long-term debt includes the $300 million variable rate senior notes which are due in February 2016, the 6.15% senior notes due in May 2016 and amounts in respect of ViaWest’s debt. Income taxes payable decreased due to tax installment payments, partially offset by the current year provision.

Long-term debt increased $371 million due to ViaWest’s debt and borrowings under the Company’s credit facility of US $330 million to partially fund the acquisition of ViaWest, partially offset by the reclassification of the aforementioned senior notes to current liabilities.

Other long-term liabilities decreased $65 million due to contributions to employee benefit plans, partially offset by current year pension expense, and a decrease in CRTC benefit obligations.

Deferred credits decreased $274 million due to completion of the sale of the spectrum licenses as the Company had previously received $50 million in respect of the purchase price of the option to acquire wireless spectrum licenses and a $200 million deposit in respect of the option exercise price in fiscal 2013.

Deferred income tax liabilities, net of deferred income tax assets, increased $42 million due to amounts arising on the acquisition of ViaWest, partially offset by the current year income tax recovery.

Shareholders’ equity increased $709 million primarily due to increases in share capital of $318 million and retained earnings of $294 million and a decrease in accumulated other comprehensive loss of $114 million, partially offset by a decrease of $19 million in contributed surplus. Share capital increased due to the issuance of 11,865,236 Class B Non-Voting Shares under the Company’s option plan and Dividend Reinvestment Plan (“DRIP”). As of October 15, 2015, share capital is as reported at August 31, 2015 with the exception of the issuance of a total of 682,831 Class B Non-Voting Shares upon exercise of options under the Company’s option plan and the DRIP. Retained earnings increased due to current year earnings of $856 million, partially offset by dividends of $562 million. Accumulated other comprehensive loss decreased due to the net effect of exchange differences arising on the translation of ViaWest and U.S. dollar denominated debt designated as a hedge of the Company’s net investment in those foreign operations. Contributed surplus decreased due to the transfer of the fair value of options to share capital upon exercise.

Liquidity and capital resources

In the current year, the Company generated $653 million of free cash flow. Shaw used its free cash flow along with cash of $239 million, borrowings of $361 million under its credit facility, proceeds on issuance of Class B Non-Voting Shares of $129 million, net proceeds of $99 million in respect of the sale of the wireless spectrum licenses, the net increase in borrowings of $56 million under the ViaWest facilities, cash distributions from a venture capital fund and proceeds from sale of investments of $29 million and other net items of $19 million to finance the $893 million acquisition of ViaWest, pay common share dividends of $369 million, fund $150 million of accelerated capital spend, make $125 million in financial investments and pay $48 million of restructuring costs.

On March 30, 2015, the Company announced that a syndicate of lenders provided a term loan in the amount of US$395 million and a revolving credit facility of US$85 million for ViaWest. The facilities were used to repay the outstanding amounts under ViaWest’s prior credit facility and for ViaWest’s general corporate purposes. The term loan matures in March 2022 while the revolving credit facility matures in March 2020.

Shaw Communications Inc.

On December 22, 2014, the Company announced that it amended the terms of its $1 billion bank credit facility to extend the maturity date from January 2017 to December 2019. The facility is used for general corporate purposes.

On December 5, 2014 Shaw received the approval of the TSX to renew its normal course issuer bid to purchase its Class B Non-Voting Shares for a further one year period. The Company is authorized to acquire up to 20,000,000 Class B Non-Voting Shares during the period from December 9, 2014 to December 8, 2015. No shares were repurchased under the previous normal course issuer bid which expired on December 8, 2014.

The Company issues Class B Non-Voting Shares from treasury under its DRIP which resulted in cash savings and incremental Class B Non-Voting Shares of $166 million during fiscal 2015.

Based on available credit facilities and forecasted free cash flow, the Company expects to have sufficient liquidity to fund operations and obligations during the upcoming fiscal year. On a longer-term basis, Shaw expects to generate free cash flow and have borrowing capacity sufficient to finance foreseeable future business plans and refinance maturing debt.

Cash Flow

Operating Activities

	Three months ended August 31,			Year ended August 31,
(millions of Canadian dollars)	2015	2014	Change %	2015	2014	Change %
Funds flow from operations	384	392	(2.0)	1,637	1,524	7.4
Net change in non-cash working capital balances related to operations	58	129	(55.0)	(97)	216	>100.0

	442	521	(15.2)	1,540	1,740	(11.5)

Funds flow from operations increased over the comparable year primarily due to higher operating income before restructuring costs and amortization, a decline in CRTC benefit obligation funding and lower expenditures on program rights and restructuring charges, all of which were partially offset by an increase in funding of defined benefit pension plans and higher interest expense. The net change in non-cash working capital balances related to operations fluctuated over the comparative periods due to the timing of payment of current income taxes payable, accounts payable and accrued liabilities as well as fluctuations in accounts receivable.

Investing Activities

	Three months ended August 31,			Year ended August 31,
(millions of Canadian dollars)	2015	2014	Decrease	2015	2014	Increase
Cash flow used in investing activities	(226)	(296)	70	(1,904)	(1,029)	875

The cash used in investing activities decreased over the comparative quarter due to net proceeds received on the sale of the wireless spectrum licenses. The cash used in investing activities increased over the comparative year due to the proceeds on the sale of Historia and Series+ in the prior year and the acquisition of ViaWest in the current year as well as an increased net cash outlay in respect of investments, including shomi, all of which were partially offset by the net proceeds received on the sale of the wireless spectrum licenses and lower cash outlays for capital expenditures and inventory.

Shaw Communications Inc.

Financing Activities

The changes in financing activities during the comparative periods were as follows:

	Three months ended August 31,		Year ended August 31,
(millions of Canadian dollars)	2015	2014	2015	2014
Bank loans – net borrowings	—	—	361	—
ViaWest’s credit facilities (net) and finance lease obligations	(2)	—	52	—
Issuance of 4.35% senior unsecured notes	—	—	—	500
Issuance of floating rate senior unsecured notes	—	—	—	300
Redeem 6.5% senior unsecured notes	—	—	—	(600)
Repay 7.5% senior unsecured notes	—	—	—	(350)
Bank facilities arrangement costs	—	—	(14)	—
Repay promissory note	—	—	—	(48)
Prepay Partnership mortgage	—	—	—	(19)
Partnership mortgage loan proceeds	—	—	—	40
Senior notes issuance costs	—	—	—	(4)
Debt retirement costs	—	—	—	(7)
Dividends	(100)	(91)	(382)	(352)
Issuance of Class B Non-Voting Shares	5	14	129	70
Distributions paid to non-controlling interests	(4)	(7)	(22)	(26)

	(101)	(84)	124	(496)

Accounting standards

Update to critical accounting policies and estimates

The MD&A included in the Company’s August 31, 2014 Annual Report outlined critical accounting policies, including key estimates and assumptions, that management has made under these policies and how they affect the amounts reported in the Consolidated Financial Statements. The MD&A also describes significant accounting policies where alternatives exist. The condensed interim consolidated financial statements follow the same accounting policies and methods of application as the most recent annual consolidated financial statements other than as set out below.

Adoption of accounting policies for ViaWest

The Company has adopted the following accounting policies in respect of ViaWest.

Foreign currency translation

The functional currency of ViaWest is US dollars. Assets and liabilities, including goodwill and fair value adjustments arising on acquisition, are translated into Canadian dollars using the foreign exchange rate at the end of the reporting period. Revenue and expenses are translated using average foreign exchange rates, which approximate the foreign exchange rates on the dates of the transactions. Foreign exchange differences arising on translation are included in other comprehensive income/loss and accumulated in equity.

Hedging

The acquisition of ViaWest was partially funded by the drawdown of US$330 million on the Company’s credit facility. The Company has designated this US denominated bank debt as a hedge of its net investment in ViaWest. Unrealized gains and losses arising from translation of U.S. dollar denominated bank debt are included in other comprehensive income/loss and accumulated in equity.

Shaw Communications Inc.

Revenue

ViaWest earns colocation revenue as a result of providing data centre services to customers at its data centres. Colocation revenue is recognized on a straight-line line basis over the term of the customer contract. Other services revenue, including managed infrastructure revenue, is recognized as the services are provided. Initial setup fees related to the installation of services are deferred and recognized into income on a straight-line basis over the term of the customer contract. Direct costs related to the installation of services, to the extent of the initial setup fee revenue, are also deferred and recognized as an operating expense over the same period.

Operating leases

Rent expense for real estate leases that have escalating lease payments is recorded on a straight-line basis over the term of the lease. The difference between the expense recorded and the amount paid is recorded as deferred rent and included in deferred credits in the statement of financial position.

Finance leases

Leases of property and equipment that transfer substantially all the risks and rewards of ownership are classified as finance leases. Finance leases are capitalised at the commencement of the lease at the fair value of the leased property or, if lower, at the present value of the minimum lease payments. Lease payments are apportioned between interest expense and reduction of the lease liability. The property and equipment acquired under finance leases are depreciated over the shorter of the useful life of the asset and the lease term.

Adoption of recent accounting pronouncements

The adoption of the following standard effective September 1, 2014 had no effect on the Company’s consolidated financial statements.

•	IFRIC 21, Levies, provides guidance on when to recognize a financial liability imposed by a government, if the levy is accounted for in accordance with IAS 37, Provisions, Contingent Liabilities and Contingent Assets, or where the timing and amount of the levy is certain.

Risks and uncertainties

The significant risks and uncertainties affecting the Company and its business are discussed in the Company’s August 31, 2014 Annual Report under the Introduction to the Business – Known Events, Trends, Risks and Uncertainties in Management’s Discussion and Analysis. Developments of note since then are as follows:

CRTC Let’s Talk TV

A series of decisions related to the CRTC’s “Let’s Talk TV” proceeding have introduced several changes to the regulatory framework governing distribution and programming undertakings. The most significant change requires licensed broadcast distribution undertakings (“BDUs”) to: offer an entry level basic service at a maximum price of $25/month (not including equipment) and offer all discretionary services on a pick-and-pay basis or in small, reasonably priced packages by March 2016; and offer both pick-and-

Shaw Communications Inc.

pay (all discretionary services) and small packages by December 2016. The CRTC has proposed new regulations governing simultaneous substitution, which may result in rebates (BDU errors) or loss of privileges (broadcaster errors).

The CRTC has also introduced new codes governing the relationship between BDUs and their customers, the “Television Service Provider Code of Conduct”, and the relationship between distributors and programmers, the “Wholesale Code”. In addition, changes to regulatory policies and the funding regimes relevant to the Corporation may be affected by upcoming separate CRTC proceedings to consider (i) telecommunications services required by Canadians to participate in the digital economy and (ii) local community television.

Shaw Communications Inc.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(unaudited)

[millions of Canadian dollars]	August 31, 2015	August 31, 2014

ASSETS
Current
Cash	398	637
Accounts receivable	468	493
Inventories	60	119
Other current assets	78	73
Asset held for sale [notes 11 and 14]	5	11

	1,009	1,333
Investments and other assets [note 11]	97	60
Property, plant and equipment	4,220	3,652
Other long-term assets	259	283
Deferred income tax assets	14	26
Intangibles	7,459	7,198
Goodwill	1,506	698

	14,564	13,250

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current
Accounts payable and accrued liabilities	887	828
Provisions	52	44
Income taxes payable	195	341
Unearned revenue	196	183
Current portion of long-term debt [notes 6 and 11]	608	—

	1,938	1,396
Long-term debt [notes 6 and 11]	5,061	4,690
Other long-term liabilities	186	251
Provisions	10	9
Deferred credits	588	862
Deferred income tax liabilities	1,135	1,105

	8,918	8,313
Shareholders’ equity [notes 7 and 9]
Common and preferred shareholders	5,409	4,702
Non-controlling interests in subsidiaries	237	235

	5,646	4,937

	14,564	13,250

See accompanying notes.

Shaw Communications Inc.

CONSOLIDATED STATEMENTS OF INCOME

(unaudited)

	Three months ended August 31,		Year ended August 31,
[millions of Canadian dollars except per share amounts]	2015	2014	2015	2014
Revenue [note 3]	1,343	1,263	5,488	5,241
Operating, general and administrative expenses [note 5]	(770)	(738)	(3,109)	(2,979)
Restructuring costs [notes 5 and 12]	(2)	(5)	(52)	(58)
Amortization:
Deferred equipment revenue	20	19	78	69
Deferred equipment costs	(41)	(39)	(164)	(142)
Property, plant and equipment, intangibles and other	(205)	(166)	(809)	(692)

Operating income	345	334	1,432	1,439
Amortization of financing costs – long-term debt	(1)	—	(4)	(3)
Interest expense [note 3]	(72)	(63)	(283)	(266)
Business acquisition costs [note 4]	—	(4)	(6)	(4)
Gain on sale of media assets	—	—	—	49
Accretion of long-term liabilities and provisions	(1)	(2)	(3)	(6)
Debt retirement costs	—	—	—	(8)
Equity loss of a joint venture	(13)	—	(56)	—
Gain on sale of wireless spectrum licenses [note 15]	158	—	158	—
Impairment of goodwill [note 13]	—	—	(15)	—
Other losses [note 14]	(26)	—	(49)	(6)

Income before income taxes	390	265	1,174	1,195
Current income tax expense [note 3]	111	78	356	354
Deferred income tax expense (recovery)	3	(5)	(62)	(46)

Net income	276	192	880	887

Net income attributable to:
Equity shareholders	272	187	856	857
Non-controlling interests in subsidiaries	4	5	24	30

	276	192	880	887

Earnings per share [note 8]
Basic	0.57	0.40	1.80	1.84
Diluted	0.57	0.40	1.79	1.84

See accompanying notes.

Shaw Communications Inc.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(unaudited)

	Three months ended August 31,		Year ended August 31,
[millions of Canadian dollars]	2015	2014	2015	2014
Net income	276	192	880	887

Other comprehensive income (loss) [note 9]
Items that may subsequently be reclassified to income:
Change in unrealized fair value of derivatives designated as cash flow hedges	—	—	6	3
Adjustment for hedged items recognized in the period	(2)	(1)	(6)	(5)
Unrealized loss on available-for-sale investment	(1)	—	(3)	(2)
Exchange differences on translation of a foreign operation	59	—	184	—
Exchange differences on US denominated debt hedging a foreign operation	(24)	—	(74)	—

	32	(1)	107	(4)
Items that will not subsequently be reclassified to income:
Remeasurements on employee benefit plans	17	(42)	7	(42)

	49	(43)	114	(46)

Comprehensive income	325	149	994	841

Comprehensive income attributable to:
Equity shareholders	321	144	970	811
Non-controlling interests in subsidiaries	4	5	24	30

	325	149	994	841

See accompanying notes.

Shaw Communications Inc.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(unaudited)

Year ended August 31, 2015
	Attributable to equity shareholders
[millions of Canadian dollars]	Share capital	Contributed surplus	Retained earnings	Accumulated other comprehensive loss	Total	Equity attributable to non- controlling interests	Total equity
Balance as at September 1, 2014	3,182	64	1,589	(133)	4,702	235	4,937
Net income	—	—	856	—	856	24	880
Other comprehensive income	—	—	—	114	114	—	114

Comprehensive income	—	—	856	114	970	24	994
Dividends	—	—	(396)	—	(396)	—	(396)
Dividend reinvestment plan	166	—	(166)	—	—	—	—
Shares issued under stock option plan	152	(23)	—	—	129	—	129
Share-based compensation	—	4	—	—	4	—	4
Distributions declared by subsidiaries to non-controlling interests	—	—	—	—	—	(22)	(22)

Balance as at August 31, 2015	3,500	45	1,883	(19)	5,409	237	5,646

Year ended August 31, 2014
	Attributable to equity shareholders
[millions of Canadian dollars]	Share capital	Contributed surplus	Retained earnings	Accumulated other comprehensive loss	Total	Equity attributable to non- controlling interests	Total equity
Balance as at September 1, 2013	2,955	72	1,242	(87)	4,182	231	4,413
Net income	—	—	857	—	857	30	887
Other comprehensive income	—	—	—	(46)	(46)	—	(46)

Comprehensive income	—	—	857	(46)	811	30	841
Dividends	—	—	(364)	—	(364)	—	(364)
Dividend reinvestment plan	146	—	(146)	—	—	—	—
Shares issued under stock option plan	81	(11)	—	—	70	—	70
Share-based compensation	—	3	—	—	3	—	3
Distributions declared by subsidiaries to non-controlling interests	—	—	—	—	—	(26)	(26)

Balance as at August 31, 2014	3,182	64	1,589	(133)	4,702	235	4,937

Shaw Communications Inc.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(unaudited)

	Three months ended August 31,		Year ended August 31,
[millions of Canadian dollars]	2015	2014	2015	2014

OPERATING ACTIVITIES
Funds flow from operations [note 10]	384	392	1,637	1,524
Net change in non-cash working capital balances related to operations	58	129	(97)	216

	442	521	1,540	1,740

INVESTING ACTIVITIES
Additions to property, plant and equipment [note 3]	(296)	(258)	(939)	(976)
Additions to equipment costs (net) [note 3]	(19)	(11)	(72)	(56)
Additions to other intangibles [note 3]	(23)	(22)	(79)	(84)
Net reduction (addition) to inventories	16	(1)	59	(23)
Proceeds on sale of media assets	—	—	—	141
Business acquisitions, net of cash acquired [note 4]	(9)	—	(902)	—
Additions to investments and other assets	(15)	(4)	(125)	(52)
Proceeds on disposal of property, plant and equipment	21	—	26	21
Net proceeds on sale of wireless spectrum licenses	99	—	99	—
Distributions received and proceeds from sale of investments	—	—	29	—

	(226)	(296)	(1,904)	(1,029)

FINANCING ACTIVITIES
Increase in long-term debt	—	—	921	840
Debt repayments	(2)	—	(508)	(969)
Debt retirement costs	—	—	—	(7)
Senior notes issuance costs	—	—	—	(4)
Bank credit facility arrangement costs	—	—	(14)	—
Repayment of promissory note	—	—	—	(48)
Issue of Class B Non-Voting Shares [note 7]	5	14	129	70
Dividends paid on Class A Shares and Class B Non-Voting Shares	(97)	(88)	(369)	(339)
Dividends paid on Preferred Shares	(3)	(3)	(13)	(13)
Distributions paid to non-controlling interests in subsidiaries	(4)	(7)	(22)	(26)

	(101)	(84)	124	(496)

Effect of currency translation on cash balances	1	—	1	—

Increase (decrease) in cash	116	141	(239)	215
Cash, beginning of the period	282	496	637	422

Cash, end of the period	398	637	398	637

Shaw Communications Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

August 31, 2015 and 2014

[all amounts in millions of Canadian dollars, except share and per share amounts]

1.	CORPORATE INFORMATION

Shaw Communications Inc. (the “Company”) is a diversified Canadian communications company whose core operating business is providing: Cable telecommunications and Satellite video services to residential customers (“Consumer”); data networking, Cable telecommunications, Satellite video and fleet tracking services to businesses and public sector entities (“Business Network Services”); data centre colocation, cloud technology and managed IT solutions to businesses (“Business Infrastructure Services”); and programming content (“Media”). The Company’s shares are listed on the Toronto and New York Stock Exchanges.

2.	BASIS OF PRESENTATION AND ACCOUNTING POLICIES

Statement of compliance

These condensed interim consolidated financial statements of the Company have been prepared in accordance with International Financial Reporting Standards (“IFRS”) and in compliance with International Accounting Standard (“IAS”) 34 Interim Financial Reporting as issued by the International Accounting Standards Board (“IASB”).

The condensed interim consolidated financial statements of the Company for the three and twelve months ended August 31, 2015 were authorized for issue by the Board of Directors on October 21, 2015.

Basis of presentation

These condensed interim consolidated financial statements have been prepared primarily under the historical cost convention except as detailed in the significant accounting policies disclosed in the Company’s consolidated financial statements for the year ended August 31, 2014 and are expressed in millions of Canadian dollars unless otherwise indicated. The condensed interim consolidated statements of income are presented using the nature classification for expenses.

The notes presented in these condensed interim consolidated financial statements include only significant events and transactions occurring since the Company’s last fiscal year end and are not fully inclusive of all matters required to be disclosed by IFRS in the Company’s annual consolidated financial statements. As a result, these condensed interim consolidated financial statements should be read in conjunction with the Company’s consolidated financial statements for the year ended August 31, 2014.

The condensed interim consolidated financial statements follow the same accounting policies and methods of application as the most recent annual consolidated financial statements except as noted below.

Adoption of accounting policies for ViaWest, Inc. (“ViaWest”)

The Company has adopted the following accounting policies in respect of ViaWest.

Foreign currency translation

The functional currency of ViaWest is US dollars. Assets and liabilities, including goodwill and fair value adjustments arising on acquisition, are translated into Canadian dollars using the foreign exchange rate at the end of the reporting period. Revenue and expenses are translated using average foreign exchange rates, which approximate the foreign exchange rates on the dates of the transactions. Foreign exchange differences arising on translation are included in other comprehensive income/loss and accumulated in equity.

Shaw Communications Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

August 31, 2015 and 2014

[all amounts in millions of Canadian dollars, except share and per share amounts]

Hedging

The acquisition of ViaWest was partially funded by the drawdown of US$330 on the Company’s credit facility. The Company has designated this US denominated bank debt as a hedge of its net investment in ViaWest. Unrealized gains and losses arising from translation of U.S. dollar denominated bank debt are included in other comprehensive income/loss and accumulated in equity.

Revenue

ViaWest earns colocation revenue as a result of providing data centre services to customers at its data centres. Colocation revenue is recognized on a straight-line line basis over the term of the customer contract. Other services revenue, including managed infrastructure revenue, is recognized as the services are provided. Initial setup fees related to the installation of services are deferred and recognized into income on a straight-line basis over the term of the customer contract. Direct costs related to the installation of services, to the extent of the initial setup fee revenue, are also deferred and recognized as an operating expense over the same period.

Operating leases

Rent expense for real estate leases that have escalating lease payments is recorded on a straight-line basis over the term of the lease. The difference between the expense recorded and the amount paid is recorded as deferred rent and included in deferred credits in the statement of financial position.

Finance leases

Leases of property and equipment that transfer substantially all the risks and rewards of ownership are classified as finance leases. Finance leases are capitalised at the commencement of the lease at the fair value of the leased property or, if lower, at the present value of the minimum lease payments. Lease payments are apportioned between interest expense and reduction of the lease liability. The property and equipment acquired under finance leases is depreciated over the shorter of the useful life of the asset and the lease term.

Adoption of recent accounting pronouncements

The adoption of the following standard effective September 1, 2014 had no impact on the Company’s consolidated financial statements.

•	IFRIC 21, Levies, provides guidance on when to recognize a financial liability imposed by a government, if the levy is accounted for in accordance with IAS 37, Provisions, Contingent Liabilities and Contingent Assets, or where the timing and amount of the levy is certain.

3.	BUSINESS SEGMENT INFORMATION

The Company’s chief operating decision makers are the CEO, COO and CFO and they review the operating performance of the Company by segments which comprise Consumer, Business Network Services, Business Infrastructure Services and Media. The chief operating decision makers utilize operating income before restructuring costs and amortization for each segment as a key measure in making operating decisions and assessing performance. As a result of the restructuring undertaken in the prior year, the Company reorganized its residential and enterprise services, previously included in the Cable and Satellite segments, into Consumer and Business Network Services segments, respectively with no change to the Media operating segment. The Consumer segment provides Cable telecommunications services including Video, Internet, WiFi and Phone, and Satellite Video, to Canadian consumers. The Business Network Services segment provides data networking, video, voice and Internet services through a national fibre-optic backbone network and also provides satellite Video services, and fleet tracking services to North American businesses and public sector entities. Comparative results have been restated to reflect

Shaw Communications Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

August 31, 2015 and 2014

[all amounts in millions of Canadian dollars, except share and per share amounts]

the new business segments. The Business Infrastructure Services segment was created with the acquisition of ViaWest on September 2, 2014, and provides data centre colocation, cloud and managed services to North American businesses. The Media segment provides programming content and its operating results are affected by seasonality and fluctuate throughout the year due to a number of factors including seasonal advertising and viewing patterns. As such, operating results for an interim period should not be considered indicative of full fiscal year performance. In general, advertising revenues are higher during the first quarter and lower during the fourth quarter and expenses are incurred more evenly throughout the year. All of the Company’s reportable segments are substantially located in Canada with the exception of ViaWest which is located in the United States. Information on operations by segment is as follows:

Operating information

	Three months ended August 31,		Year ended August 31,
	2015 $	2014 $	2015 $	2014 $
Revenue
Consumer	938	936	3,752	3,768
Business Network Services	133	124	520	484
Business Infrastructure Services	68	—	246	—
Media	232	231	1,080	1,096

	1,371	1,291	5,598	5,348
Intersegment eliminations	(28)	(28)	(110)	(107)

	1,343	1,263	5,488	5,241

Operating income before restructuring costs and amortization
Consumer	434	421	1,686	1,669
Business Network Services	67	63	256	240
Business Infrastructure Services	24	—	95	—
Media	48	41	342	353

	573	525	2,379	2,262
Restructuring costs	(2)	(5)	(52)	(58)
Amortization	(226)	(186)	(895)	(765)

Operating income	345	334	1,432	1,439

Interest
Operating	71	62	281	264
Other/non-operating	1	1	2	2

	72	63	283	266

Current taxes
Operating	105	78	375	359
Other/non-operating	6	—	(19)	(5)

	111	78	356	354

Shaw Communications Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

August 31, 2015 and 2014

[all amounts in millions of Canadian dollars, except share and per share amounts]

Capital expenditures

	Three months ended August 31,		Year ended August 31,
	2015 $	2014 $	2015 $	2014 $
Capital expenditures accrual basis (1)
Consumer and Business Network Services (2)	278	279	870	1,006
Business Infrastructure Services	70	—	152	—
Media	8	11	16	18

	356	290	1,038	1,024

Equipment costs (net of revenue)
Consumer and Business Network Services	22	15	84	71

Capital expenditures and equipment costs (net)
Consumer and Business Network Services	300	294	954	1,077
Business Infrastructure Services	70	—	152	—
Media	8	11	16	18

	378	305	1,122	1,095

Reconciliation to Consolidated Statements of Cash Flows
Additions to property, plant and equipment	296	258	939	976
Additions to equipment costs (net)	19	11	72	56
Additions to other intangibles	23	22	79	84

Total of capital expenditures and equipment costs (net) per Consolidated Statements of Cash Flows	338	291	1,090	1,116
Increase (decrease) in working capital and other liabilities related to capital expenditures	59	11	49	(7)
Decrease in customer equipment financing receivables	3	4	12	15
Less: Proceeds on disposal of property, plant and equipment	(21)	—	(26)	(26)
Less: Satellite equipment profit (2)	(1)	(1)	(3)	(3)

Total capital expenditures and equipment costs (net) reported by segments	378	305	1,122	1,095

(1)	The three and twelve months ended August 31, 2015 include $59 (2014 - $79) and $150 (2014 - $240), respectively, related to certain capital investments that were funded from the accelerated capital fund.
(2)	The profit from the sale of satellite equipment is subtracted from the calculation of segmented capital expenditures and equipment costs (net) as the Company views the profit on sale as a recovery of expenditures on customer premise equipment.

Shaw Communications Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

August 31, 2015 and 2014

[all amounts in millions of Canadian dollars, except share and per share amounts]

4.	BUSINESS ACQUISITIONS

ViaWest

On September 2, 2014, the Company closed the acquisition of 100% of the shares of ViaWest for an enterprise value of US$1.2 billion which was funded through a combination of cash on hand, assumption of ViaWest debt and a drawdown of US$330 on the Company’s credit facility. The ViaWest acquisition provides the Company with a growth platform in the North American data centre sector and is another step in expanding technology offerings for mid-market enterprises in western Canada. The operating results of ViaWest are included in the Company’s consolidated financial statements from the date of acquisition.

In connection with the transaction, the Company incurred $4 of acquisition related costs in fiscal 2014 for professional fees paid to lawyers, consultants and advisors. During the current year, the Company incurred additional acquisition related costs of $6.

The purchase consideration consisted of $898 of cash and issuance of share-based awards of $8. A summary of net assets and allocation of consideration is as follows:

$
Net assets acquired at assigned fair values
Cash and cash equivalents	5
Receivables	10
Other current assets	5
Property and equipment	311
Other long-term assets	2
Intangibles (1)	404
Goodwill, not deductible for tax (2)	674

1,411
Current liabilities	16
Current debt (3)	7
Deferred income taxes	76
Long-term debt (3)	406

906

(1)	Intangibles include a trade name, customer relationships and software assets.
(2)	Goodwill comprises the value of upside and expansion potential due to industry growth expectations and demand for data centre services as well as a strong management team and an assembled workforce. Goodwill increased $138 during the year due to translation using the year end foreign exchange rate.
(3)	Current and long-term debt is comprised of amounts that were outstanding under ViaWest’s credit facility, finance lease obligations in respect of certain equipment and amounts owing to landlords in respect of financing leasehold improvements.

Other

Effective June 30, 2015, ViaWest acquired 100% of the shares of AppliedTrust Engineering, Inc. (“AppliedTrust”), a provider of security, compliance, DevOps and infrastructure consulting services to a wide range of clients. AppliedTrust’s capabilities augment the ViaWest platform with fast enablement of secure hybrid services including IT assessment, migration, compliance consulting, cloud readiness and deeper application support. The purchase consideration consisted of $9 in cash and contingent consideration of $2.

Shaw Communications Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

August 31, 2015 and 2014

[all amounts in millions of Canadian dollars, except share and per share amounts]

A summary of net assets and preliminary allocation of consideration is as follows:

$
Net assets acquired at assigned fair values
Receivables	1
Goodwill, not deductible for tax (1)	10

11

(1)	Goodwill comprises the estimated economic value of providing enhanced professional services offerings, growth expectations as well as an assembled workforce with deep expertise in risk management and compliance consulting services. Subsequent to acquisition, goodwill increased $1 due to translation using the year end foreign exchange rate.

5.	OPERATING, GENERAL AND ADMINISTRATIVE EXPENSES AND RESTRUCTURING COSTS

	Three months ended August 31,		Year ended August 31,
	2015 $	2014 $	2015 $	2014 $
Employee salaries and benefits	235	216	987	945
Purchases of goods and services	537	527	2,174	2,092

	772	743	3,161	3,037

Shaw Communications Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

August 31, 2015 and 2014

[all amounts in millions of Canadian dollars, except share and per share amounts]

6.	LONG-TERM DEBT

	August 31, 2015			August 31, 2014
	Long-term debt at amortized cost $	Adjustment for finance costs $	Long-term debt repayable at maturity $	Long-term debt at amortized cost $	Adjustment for finance costs $	Long-term debt repayable at maturity $
Corporate
Bank loans (1)	434	—	434	—	—	—
Cdn fixed rate senior notes-
6.15% due May 9, 2016	299	1	300	298	2	300
5.70% due March 2, 2017	399	1	400	398	2	400
5.65% due October 1, 2019	1,245	5	1,250	1,244	6	1,250
5.50% due December 7, 2020	497	3	500	497	3	500
4.35% due January 31, 2024	497	3	500	497	3	500
6.75% due November 9, 2039	1,418	32	1,450	1,417	33	1,450

	4,789	45	4,834	4,351	49	4,400
Cdn variable rate senior notes-
Due February 1, 2016	300	—	300	299	1	300

	5,089	45	5,134	4,650	50	4,700
Other
ViaWest – credit facility (2)	506	12	518	—	—	—
ViaWest – other (3)	34	—	34	—	—	—
Burrard Landing Lot 2 Holdings Partnership	40	—	40	40	—	40

Total consolidated debt	5,669	57	5,726	4,690	50	4,740
Less current portion (4)	608	1	609	—	—	—

	5,061	56	5,117	4,690	50	4,740

(1)	Bank loans include borrowings of USD $330. During the second quarter, the Company amended the terms of its $1 billion bank credit facility to extend the maturity date from January 2017 to December 2019.
(2)	During the third quarter, ViaWest’s credit facility which was assumed on acquisition was repaid with proceeds from a new credit facility. ViaWest’s prior credit facility was scheduled to mature in May 2017 and was secured by a first priority security interest in specific assets pursuant to the terms of the Security Agreement. On September 2, 2014, ViaWest’s credit facility consisted of a term loan of US$322 and US$28 of borrowings under a US$40 revolving facility. The term loan had quarterly principal repayments of US$1 with the balance due on maturity. Interest rates fluctuated with LIBOR, US prime, US Federal Funds and Eurodollar rates. ViaWest had a US$130 interest rate swap which hedged the exposure to changes in cash flows and minimized variability related to its prior credit facility. The interest rate swap terminated in June 2015. The new facility consists of a term loan in the amount of US$395 and a revolving credit facility of US$85. Commencing in August 2015, the term loan has quarterly principal repayments of US$1 with the balance due on maturity in March 2022 while the revolving credit facility matures in March 2020. Interest rates fluctuate with LIBOR, US prime and US Federal Funds rates and the facilities are secured by a first priority security interest in specific assets pursuant to the terms of the Security Agreement.
(3)	Finance lease obligations and amounts owing to landlords in connection with financing of leasehold improvements expire and mature at various dates through to 2023. Collateral has been provided as security for the related transactions and agreements as required.
(4)	Current portion of long-term debt includes the variable rate senior notes due February 2016, the 6.15% senior notes due May 2016 and the amounts due within one year in respect of ViaWest’s term loan, finance lease obligations and landlord debt.

7.	SHARE CAPITAL

Changes in share capital during the year ended August 31, 2015 are as follows:

	Class A Shares		Class B Non-Voting Shares		Preferred Shares
	Number	$	Number	$	Number	$
August 31, 2014	22,420,064	2	439,606,326	2,887	12,000,000	293
Issued upon stock option plan exercises	—	—	5,871,621	152	—	—
Issued pursuant to dividend reinvestment plan	—	—	5,993,615	166	—	—

August 31, 2015	22,420,064	2	451,471,562	3,205	12,000,000	293

Shaw Communications Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

August 31, 2015 and 2014

[all amounts in millions of Canadian dollars, except share and per share amounts]

8.	EARNINGS PER SHARE

Earnings per share calculations are as follows:

	Three months ended August 31,		Year ended August 31,
	2015	2014	2015	2014

Numerator for basic and diluted earnings per share ($)
Net income	276	192	880	887
Deduct: net income attributable to non-controlling interests	(4)	(5)	(24)	(30)
Deduct: dividends on Preferred Shares	(3)	(3)	(14)	(14)

Net income attributable to common shareholders	269	184	842	843

Denominator (millions of shares)
Weighted average number of Class A Shares and Class B Non-Voting Shares for basic earnings per share	473	461	468	457
Effect of dilutive securities (1)	1	3	3	2

Weighted average number of Class A Shares and Class B Non-Voting Shares for diluted earnings per share	474	464	471	459

Earnings per share ($)
Basic	0.57	0.40	1.80	1.84
Diluted	0.57	0.40	1.79	1.84

(1)	The earnings per share calculation does not take into consideration the potential dilutive effect of certain stock options since their impact is anti-dilutive. For the three and twelve months ended August 31, 2015, 3,071,261 (2014 - 961,348) and 2,548,433 (2014 - 1,729,227) options were excluded from the diluted earnings per share calculation, respectively.

9.	OTHER COMPREHENSIVE INCOME AND ACCUMULATED OTHER COMPREHENSIVE LOSS

Components of other comprehensive income and the related income tax effects for the year ended August 31, 2015 are as follows:

	Amount $	Income taxes $	Net $
Items that may subsequently be reclassified to income
Change in unrealized fair value of derivatives designated as cash flow hedges	8	(2)	6
Adjustment for hedged items recognized in the period	(8)	2	(6)
Unrealized loss on available-for-sale investment	(3)	—	(3)
Exchange differences on translation of a foreign operation	184	—	184
Exchange differences on translation of US denominated debt hedging a foreign operation	(74)	—	(74)

	107	—	107
Items that will not subsequently be reclassified to income
Remeasurements on employee benefit plans	7	—	7

	114	—	114

Shaw Communications Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

August 31, 2015 and 2014

[all amounts in millions of Canadian dollars, except share and per share amounts]

Components of other comprehensive income and the related income tax effects for the three months ended August 31, 2015 are as follows:

	Amount $	Income taxes $	Net $
Items that may subsequently be reclassified to income
Adjustment for hedged items recognized in the period	(3)	1	(2)
Unrealized loss on available-for-sale investment	(1)	—	(1)
Exchange differences on translation of a foreign operation	59	—	59
Exchange differences on translation of US denominated debt hedging a foreign operation	(24)	—	(24)

	31	1	32
Items that will not subsequently be reclassified to income
Remeasurements on employee benefit plans	20	(3)	17

	51	(2)	49

Components of other comprehensive income and the related income tax effects for the year ended August 31, 2014 are as follows:

	Amount $	Income taxes $	Net $
Items that may subsequently be reclassified to income
Change in unrealized fair value of derivatives designated as cash flow hedges	3	—	3
Adjustment for hedged items recognized in the period	(6)	1	(5)
Unrealized loss on available for sale instruments	(2)	—	(2)

	(5)	1	(4)

Items that will not subsequently be reclassified to income
Remeasurements on employee benefit plans	(58)	16	(42)

	(63)	17	(46)

Components of other comprehensive income and the related income tax effects for the three months ended August 31, 2014 are as follows:

	Amount $	Income taxes $	Net $
Items that may subsequently be reclassified to income
Change in unrealized fair value of derivatives designated as cash flow hedges	—	—	—
Adjustment for hedged items recognized in the period	(1)	—	(1)
Unrealized loss on available for sale instruments	—	—	—

	(1)	—	(1)
Items that will not subsequently be reclassified to income
Remeasurements on employee benefit plans	(58)	16	42

	(59)	16	43

Accumulated other comprehensive loss is comprised of the following:

	August 31, 2015 $	August 31, 2014 $
Items that may subsequently be reclassified to income
Unrealized loss on available-for-sale investment	(5)	(2)
Foreign currency translation adjustments	110	—

Items that will not subsequently be reclassified to income
Remeasurements on employee benefit plans	(124)	(131)

	(19)	(133)

Shaw Communications Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

August 31, 2015 and 2014

[all amounts in millions of Canadian dollars, except share and per share amounts]

10.	STATEMENTS OF CASH FLOWS

Disclosures with respect to the Consolidated Statements of Cash Flows are as follows:

(i)	Funds flow from operations

	Three months ended August 31,		Year ended August 31,
	2015 $	2014 $	2015 $	2014 $
Net income	276	192	880	887
Adjustments to reconcile net income to funds flow from operations:
Amortization	227	186	899	768
Program rights	30	24	15	(10)
Deferred income tax expense (recovery)	3	(5)	(62)	(46)
CRTC benefit obligation funding	(12)	(16)	(31)	(58)
Share-based compensation	1	1	4	3
Defined benefit pension plans	(27)	3	(45)	(5)
Gain on sale of media assets	—	—	—	(49)
Accretion of long-term liabilities and provisions	1	2	3	6
Debt retirement costs	—	—	—	8
Equity loss of a joint venture	13	—	56	—
Gain on sale of wireless spectrum licenses	(158)	—	(158)	—
Impairment of goodwill	—	—	15	—
Write-down of assets	—	—	55	6
Write-down of property held for sale	3	—	6	—
Write-down of investment	27	—	27	—
Distributions from a venture capital fund investment	—	—	(27)	—
Other	—	5	—	14

Funds flow from operations	384	392	1,637	1,524

(ii)	Interest and income taxes paid and interest received and classified as operating activities are as follows:

	Three months ended August 31,		Year ended August 31,
	2015 $	2014 $	2015 $	2014 $
Interest paid	36	23	283	283
Income taxes paid (net of refunds)	90	—	488	137
Interest received	1	2	2	5

(iii)	Non-cash transactions:

The Consolidated Statements of Cash Flows exclude the following non-cash transactions:

	Three months ended August 31,		Year ended August 31,
	2015 $	2014 $	2015 $	2014 $
Issuance of Class B Non-Voting Shares:
Dividend reinvestment plan	43	39	166	146
Non-monetary exchange:
Exchange of fibre assets for network capacity leases	—	—	—	5
Lease transactions	—	—	2	5

Shaw Communications Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

August 31, 2015 and 2014

[all amounts in millions of Canadian dollars, except share and per share amounts]

11.	FAIR VALUE

Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates are subjective in nature and involve uncertainties and matters of significant judgement and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

Financial instruments

The fair value of financial instruments has been determined as follows:

(i)	Current assets and current liabilities

The fair value of financial instruments included in current assets and current liabilities approximates their carrying value due to their short-term nature.

(ii)	Investments and other assets and Other long-term assets

The fair value of publicly traded investments is determined by quoted market prices. Investments in private entities which do not have quoted market prices in an active market and whose fair value cannot be readily measured are carried at cost. The fair value of long-term receivables approximates their carrying value as they are recorded at the net present values of their future cash flows, using an appropriate discount rate.

(iii)	Long-term debt

The carrying value of long-term debt is at amortized cost based on the initial fair value as determined at the time of issuance. The fair value of publicly traded notes is based upon current trading values. The fair value of finance lease obligations is determined by discounting future cash flows using a rate for loans with similar terms, conditions and maturity dates. The carrying value of bank credit facilities approximates fair value as the debt bears interest at rates that fluctuate with market values. Other notes and debentures are valued based upon current trading values for similar instruments.

(iv)	Other long-term liabilities

The fair value of program rights payable, estimated by discounting future cash flows, approximates their carrying value. The fair value of contingent consideration arising from a business acquisition is determined by calculating the present value of the probability weighted assessment of the likelihood that revenue targets will be met and the estimated timing of such payments.

(v)	Derivative financial instruments

The fair value of US currency forward purchase contracts is determined by an estimated credit-adjusted mark-to-market valuation using observable forward exchange rates at the end of reporting periods and contract forward rates.

Shaw Communications Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

August 31, 2015 and 2014

[all amounts in millions of Canadian dollars, except share and per share amounts]

The carrying values and estimated fair values of an investment in a publicly traded company, long-term debt and a contingent liability are as follows:

	August 31, 2015		August 31, 2014
	Carrying value $	Estimated fair value $	Carrying value $	Estimated fair value $
Assets
Investment in publicly traded company (1)	4	4	7	7

Liabilities
Long-term debt (including current portion) (2)	5,669	6,307	4,690	5,390
Contingent liability (3)	2	2	—	—

(1)	Level 1 fair value – determined by quoted market prices.
(2)	Level 2 fair value – determined by valuation techniques using inputs based on observable market data, either directly or indirectly, other than quoted prices.
(3)	Level 3 fair value – determined by valuation techniques using inputs that are not based on observable market data.

Real estate property

A real estate property has been classified as held for sale in the statement of financial position at August 31, 2015 and August 31, 2014. At August 31, 2015, the property’s fair value of $5 was based on the sale which closed subsequent to year end.

12.	RESTRUCTURING COSTS

During the third quarter of 2014, the Company announced changes to the structure of its operating segments to improve overall efficiency while enhancing its ability to grow as the leading network and content experience company. In connection with the restructuring of its operations, the Company recorded $58 in fiscal 2014 primarily in respect of the approximate 400 management and non-customer facing roles which were affected by the organizational changes. A total of $45 was paid in fiscal 2014. During the second quarter of the current year, the Company announced a realignment of its customer care operations in the Consumer segment into centres of excellence to enhance customer service, and continued its organizational structure realignment efforts including further restructuring of certain functions within its Business Network Services segment. In the third quarter, the media segment undertook organizational changes as it redefines itself from a traditional broadcaster to the broader focus of a media organization. The restructuring costs in the current quarter are a result of revisions to the initial estimated cost of the realignment of the customer care operations. In connection with the continued restructurings, the Company recorded $52 primarily related to severance and employee related costs in respect of the approximate 1,700 affected employees. The continuity of the restructuring provisions follows and the majority of remaining costs are expected to be paid within the next six months.

$
Balance as at September 1, 2014	13
Additions	52
Payments	(48)

Balance as at August 31, 2015	17

13.	IMPAIRMENT OF GOODWILL

As a result of the Company’s annual impairment test of goodwill and indefinite-life intangibles, an impairment charge of $15 was recorded in the third quarter with respect to goodwill associated with the Tracking operations in the Business Network Services segment. The Company estimated the recoverable amount using a discounted cash flow analysis based on the most recent estimates of future operating results which are reflective of long-term pressures as customers migrate from satellite based tracking to wireless tracking.

Shaw Communications Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

August 31, 2015 and 2014

[all amounts in millions of Canadian dollars, except share and per share amounts]

14.	OTHER LOSSES

Other gains/losses generally includes realized and unrealized foreign exchange gains and losses on US dollar denominated current assets and liabilities, gains and losses on disposal of property, plant and equipment and minor investments, and the Company’s share of the operations of Burrard Landing Lot 2 Holdings Partnership. In the current year, the category also includes a write-down of $6 in respect of the property classified as held for sale, distributions of $27 from a venture capital fund investment, a write-down of $27 in respect of a private portfolio investment and additional proceeds of $15 related to the fiscal 2012 Shaw Court insurance claim while the comparative year includes a refund of $5 from the Canwest CCAA plan implementation fund and proceeds of $6 in respect of the aforementioned insurance claim. In addition, the current and prior year both include asset write-downs of $55 and $6, respectively. The write-down of assets in the current year related to assets in respect to development of a certain Internet Protocol Television (“IPTV”) platform which the Company has now abandoned.

15.	GAIN ON SALE OF WIRELESS SPECTRUM LICENSES

During 2013, the Company granted Rogers Communications Inc. (“Rogers”) an option to acquire its wireless spectrum licenses. The exercise of the option and the sale of the wireless spectrum licenses were subject to various regulatory approvals and therefore, the licenses were not classified as held for sale. During the current quarter, the regulatory reviews concluded at which time Rogers exercised its option and the transfer was completed. The Company had previously received $50 in respect of the purchase price of the option to acquire wireless spectrum licenses and a $200 deposit in respect of the option exercise price. The Company received an additional $100 when the transaction completed and recorded a gain of $158.